FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November, 2008

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Suite 1501, 700 West Georgia Street

Vancouver, B.C. Canada V7Y 1A1

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Form 6K Cover

Las Vegas From Home.com Entertainment Inc.

November 21, 2008

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 EXHIBITS

Exhibit 31.1

Certification CEO

Exhibit 31.2

Certification CFO

Exhibit 99.1

Interim Financial Statements for nine months ended September 30, 2008

Exhibit 99.2

MD&A for nine months ended September 30, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By: “Jacob H. Kalpakian”

(Signature)

President & Director

Date: November 21, 2008

Form 6K Cover

Las Vegas From Home.com Entertainment Inc.

November 21, 2008